Exhibit 3.1

CERTIFICATE OF SECRETARY

I, REBECCA LEVEY, Secretary of HERITAGE COMMERCE CORP, a California corporation, do hereby certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of the corporation at its meeting held on December 16, 2008; that the originals thereof are contained in Minute Book of the corporation; and that such resolutions are in full force and effect and have not been altered, attended, modified or revoked;

Effective December 16, 2008, Section 2.2 of the Bylaws of Heritage Commerce Corp to read in its entry as follows:

2.2          Number.  The number of the corporation’s directors shall be not less than eleven nor more than twenty-one, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of a majority of the shareholders at any meeting thereof.  Notwithstanding anything in these bylaws to the contrary, for so long as the corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Designated Preferred Stock”) is outstanding:  (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Section 2.2 of these bylaws); and (ii) this sentence may not be modified, amended or repealed by the corporation’s board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the stockholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.

Dated: December 19, 2008	/s/ Rebecca Levey
Corporate Secretary